Skadden, Arps, Slate, Meagher & Flom llp 525 University Avenue Palo Alto, California 94301
TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com September 16, 2013

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Ms. Mara L. Ransom
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Global Defense & National Security Systems, Inc.

Draft Registration Statement on Form S-1 (the “Draft Registration Statement”)

Submitted August 9, 2013

CIK No. 0001583513

Dear Ms. Ransom:

Set forth below are the responses of Global Defense & National Security Systems, Inc. (the “Company,” “we” or “us”) to the comments of the staff (“Staff”) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated September 6, 2013, concerning the Draft Registration Statement and our initial public offering of securities. For your convenience, each response of ours immediately follows the text of the corresponding comment of the Staff. The Staff’s comments have been indicated in bold italics. In addition to the responses below, we have filed today a revised version of the Draft Registration Statement (the “Registration Statement”) to address the Staff’s comments and update certain additional information. The changes reflected in the Registration Statement include those made in response to the comments of the Staff of the Commission set forth in the Staff’s letter, dated September 6, 2013, as well as other updates. For the convenience of the Staff, we are delivering paper copies of this letter and copies of the Registration Statement marked to show changes from the Draft Registration Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Registration Statement, unless otherwise noted.

Ms. Mara L. Ranson

September 16, 2013

General

1.	Please revise the registration statement to include all information required by Form S-1, including filing the required exhibits, and complete all blanks in the registration statement, subject to applicable exemptions. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

To the extent that information is required by Form S-1 and not provided in the Registration Statement, we will provide all such information, including filing the required exhibits and completing all blanks in the Registration Statement, subject to applicable exemptions, in subsequent amendments to the Registration Statement. We confirm our understanding that the Staff will require sufficient time to review such information before accelerating the effectiveness of the Registration Statement.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

In accordance with Rule 418(b) promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83), we have submitted in hard copy form under separate cover the “testing-the-water” presentation that we used in reliance on Section 5(d) of the Securities Act, to potential investors. We have not presented any other written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, and we have not authorized anyone to do so on our behalf.

We respectfully advise the Staff that the underwriters of our initial public offering have confirmed that no research reports about us have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our initial public offering.

Ms. Mara L. Ranson

September 16, 2013

Prospectus Summary, page 1

Competitive Strengths, page 3

3.	You refer to the fact that all of your officers and directors currently have certain relevant pre-existing fiduciary duties or contractual obligations, in addition to any fiduciary duties owed to Global Strategies Group, as applicable. Please ensure that you disclose the entities with which your officers and directors owe such duties, with a view to understanding your officers and directors existing conflicts.

We have revised the disclosure to disclose the entities with which our officers and directors owe pre-existing fiduciary duties or contractual obligations. Please see pages 5 and 82 through 84.

The Offering, page 7

4.	In an appropriate place in your draft registration statement, please revise to explain the "continued listing standards" that you may not meet in the future.

We have revised the disclosure as requested. Please see pages 7, 26 through 27 and 91.

5.	You refer to shares to be sold to "insiders." Please revise to clarify who is included in this reference.

We have revised the disclosure as requested. Please see page 7.

6.	We note your indication that your sponsor will be required to maintain a 22.5% ownership interest in your shares following the offering. Please revise to disclose the authority for this obligation, whether it constitutes a minimum or an absolute ownership threshold and its purpose.

We have revised the disclosure as requested. Please see pages 8, 47, and 86.

7.	Where you discuss the $220,000 that may be loaned to you by your sponsor or its affiliates, clarify whether such amount is in addition to the $50,000 they have already loaned to you.

We have revised the disclosure to clarify that the $220,000 that may be loaned to us by our sponsor or its affiliates is in addition to the $50,000 they have already loaned to us. Please see pages 10, 22, 52 through 53, 62, and 86 through 87.

Ms. Mara L. Ranson

September 16, 2013

8.	Where you discuss the limited payments to insiders, please clarify whether there are any limits on the amount of loans that may be made by your sponsor, officers, directors or their affiliates for any purpose.

We have revised the disclosure as requested. Please see page 11.

9.	In an appropriate place in your draft registration statement, please elaborate upon the certain provisions that may not be amended without the approval of 65% of your outstanding shares of common stock. Where you discuss this requirement, please also disclose the percentage of shares your sponsor, its affiliates and your officers and directors own.

We have revised the disclosure as requested. Please see pages 15 and 70 through 71.

Risk Factors, page 19

10.	Please add a risk factor to discuss the potential dilution risk associated with the issuance of more stock in the future as a result of your potential need for additional capital that you discuss elsewhere.

We have expanded our risk factors titled “We may issue shares of our capital stock…” and “Our sponsor paid an aggregate of $25,000…” to discuss the potential dilution risk associated with the issuance of more stock in the future as a result of our potential need for additional capital. Please see pages 21 through 22 and 30.

Use of Proceeds, page 42

11.	Please include in your table repayment of the $50,000 non-interest bearing loans made by your sponsor, which you state elsewhere will be paid at the close of this offering.

The $50,000 non-interest bearing loan made by our sponsor was made in anticipation of the need to pay a portion of the offering expenses in advance of the closing of our initial public offering. We have revised footnote 1 to the Use of Proceeds table to state: “A portion of the offering expenses, including the SEC registration fee, the FINRA filing fee, the non-refundable portion of the NASDAQ listing fee and a portion of the legal and audit fees, have been paid from the funds we received from our sponsor as part of the $50,000 non-interest bearing loan. This initial loan advance will be repaid out of the proceeds of this offering available to us.”

The Use of Proceeds table has therefore not been amended to include the repayment of the $50,000 non-interest bearing loan, because it lists the expenses paid by such loan.

Ms. Mara L. Ranson

September 16, 2013

Dilution, page 46

12.	Please present your pre-offering net tangible book value figure in the table on page 46 as a negative number.

We have revised the disclosure as requested. Please see page 48.

13.	Please tell us why the numerator of your post-offering net tangible book value per share calculation adds back the $120,047 of offering costs accrued for and paid in advance that were excluded from tangible book value before the offering.

We add back the $120,047 of deferred offering costs to the numerator because such costs are ultimately being expensed as part of our initial public offering. For the total of the numerator to reconcile and agree to the stockholders’ equity (common stock and additional paid-in capital) in the section titled “Summary Financial Data — Balance Sheet Data — As Adjusted”, the deferred offering costs need to be added back to the net tangible book value. Please see pages 19 and 48 through 49.

14.	We note that denominator in your post-offering net tangible book value per share calculation assumes that 261,290 shares will be mandatorily redeemed based on an assumption that the underwriters' over-allotment option has not been exercised in full. Please tell us why it does not appear the numerator in this calculation has been adjusted for this redemption.

We note the 261,290 shares relating to the over-allotment have already been issued, whereas the net proceeds from our initial public offering and private placement of private placement shares in the numerator excludes the proceeds of the over-allotment option from the presentation, as the presentation assumes the over-allotment option has not been exercised.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

15.	Your reference at the top of page 51 to your obligation to "redeem" a significant number of your public shares upon consummation of any initial business combination is unclear. Please revise or advise.

We have revised the disclosure as requested. Please see page 53.

Ms. Mara L. Ranson

September 16, 2013

Proposed Business, page 53

16.	In an appropriate place in your draft registration statement, please consider acknowledging the recent reductions in U.S. government defense spending and the impact such trend could have on your proposed future line of business.

We have revised the disclosure as requested. Please see page 39.

Conversion Rights, page 65

17.	Please revise the discussion of limitations on conversion rights to identify the authority you are using to restrict the rights of holders of 10% or more.

We have revised the disclosure as requested. Please see page 67.

Management, page 73

18.	With respect to each director, please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e)(1) of Regulation S-K.

We have revised the disclosure as requested. Please see pages 76 through 78.

Underwriting, page 98

Discretionary Accounts, page 99

19.	Please disclose an estimate of the amount of securities that the underwriters intend to sell to accounts over which they exercise discretionary authority. See Item 508(j) of Regulation S-K.

We have revised the disclosure as requested. Please see page 101.

Item 17. Undertakings, page II-7

20.	Please include the undertaking required by Item 512(a)(6) of Regulation S-K.

We have included the undertaking required by Item 512(a)(6) of Regulation S-K as requested. Please see pages II-7 through II-8.

***

Ms. Mara L. Ranson

September 16, 2013

Please contact the undersigned at (650) 470-4540 should you require further information.

Very truly yours,

/s/ Gregg A. Noel
Gregg A. Noel

cc:	Securities and Exchange Commission

Charles Lee

Andrew Blume

Jim Allegretto

cc:	Global Defense & National Security Systems, Inc.

Dale R. Davis

Frederic Cassis